SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: December 19, 2008

List of materials

Documents attached hereto:

i) Press release announcing SONY SAYS U.S. DOJ HAS CLOSED INVESTIGATION OF SRAM BUSINESS

News & Information	1-7-1 Konan Minato-ku Tokyo 108-0075
December 19, 2008

SONY SAYS U.S. DOJ HAS CLOSED INVESTIGATION OF SRAM BUSINESS

In response to press inquiries, Sony Corporation has confirmed that Sony Electronics Inc., a wholly-owned U.S. subsidiary of Sony Corporation, received a letter from the Antitrust Division of the U.S. Department of Justice stating that its investigation with respect to static random access memory (or SRAM) business is now closed.